U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Wicker                          Damion                      E.
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   (Last)                           (First)             (Middle)
Chase Capital Partners
1221 Sixth Avenue-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)

Praecis Pharmaceuticals Incorporated  ("PRCS")
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


May 2000
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4.   Statement for Month/Year



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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

 Common Stock                           5/2/00        C               7,339,004   A     N/A       7,339,004      I        (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
                    2.                                                                                     Deriv-    of
                    Conver-                    5.                               7.                         ative    Deriv-   11.
                    sion                       Number of                        Title and Amount           Secur-   ative    Nature
                    or                         Derivative     6.                of Underlying      8.      ities    Secur-   of
                    Exer-             4.       Securities     Date              Securities         Price   Bene-    ity:     In-
                    cise     3.       Trans-   Acquired (A)   Exercisable and   (Instr. 3 and 4)   of      ficially  Direct  direct
                    Price    Trans-   action   or Disposed    Expiration Date   ----------------   Deriv-  Owned    (D) or   Bene-
1.                  of       action   Code     of(D)          (Month/Day/Year)            Amount   ative   at End   In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,     ----------------            or       Secur-  of       direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)         Date     Expira-          Number   ity     Month    (I)      ship
Security            Secur-   Day/     ------   ------------     Exer-    tion             of       (Instr. (Instr. (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V   (A)   (D)        cisable  Date     Title   Shares   5)       4)        4)       4)
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


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Series A, C,
and E Con-
vertible Pre-    7.47-7.51                                       Immed          Common
ferred Stock     for 1      5/2/00    C               978,708   (FN 2)      N/A Stock     7,339,004  N/A   0         I       (FN 1)
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Options         $7.00 per                                                       Common
                 Share      N/A        N/A      N/A     N/A     (FN 3)  11/0/09 Stock     30,000     N/A   30,000    D
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
Explanation of Responses:

(1) The amounts shown represent the beneficial ownership of the Issuer's equity securities by Chase Venture Capital Associates, LLC ("CVCA, LLC"), a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners, which is (i) the sole shareholder of the managing member of CVCA, LLC and (ii) the the manager, by delegation, of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables including CVCA, LLC'c internal rate of return and vesting.

(2) Upon the close of the initial public offering of the Issuer, all outstanding shares of Convertible Preferred Stock were automatically converted into Common Stock.

(3) The term of the option is for ten years from the date of the grant. These options vest and become exercisable in equal monthly installments over a three year period so long as Dr. Wicker continues to be a member of the Board of Directors of the Issuer. As of May 31, 2000, options with respect to 4,999 shares were vested and exercisable. Dr. Wicker is contractually obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to CVCA, LLC.


  /s/  Damion E. Wicker                                       6/7/00
---------------------------------------------            -----------------------
      Damion E. Wicker                                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.